UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 333-228667

Sands China Ltd.

(Translation of registrant’s name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices

Estrada da Baía de N. Senhora da Esperança, s/n

Macao SAR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

This report contains Sands China Ltd.’s Annual Report for year ended December 31, 2018, published on March 29, 2019.

Exhibits

99.1	2018 Annual Report, published on March 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: March 29, 2019	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams
Senior Vice President of Legal and Company Secretary